

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

<u>Via E-mail</u>
Haim Tsuff, Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston, TX 77027

> **Re: Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 0-12500**

Dear Mr. Tsuff:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Financial Statements, page F-3</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-24</u>

1.   We note your response to comment 3 in our letter dated January 7, 2015. It does not appear that the presentation of line items other than those specifically identified pursuant to FASB ASC 932-235-50-23 and 932-235-55-4 as part of the disclosure of results of operations for oil- and gas-producing activities is appropriate. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director